Exhibit 99.1

WISCO WIRECO WIRE ROPE CO., LTD.

Table of Contents

Page
Independent Auditors’ Report

Financial Statements:

Balance Sheets	1

Statements of Operations	2

Statements of Equity Owners’ Equity	3

Statements of Cash Flows	4

Notes to Financial Statements	6

Independent Auditors’ Report

The Board of Directors

WISCO WireCo Wire Rope Co., Ltd.:

We have audited the accompanying balance sheets of WISCO WireCo Wire Rope Co., Ltd. (the Company) as of December 31, 2010 and 2011, and the related statements of operations, equity owners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WISCO WireCo Wire Rope Co., Ltd. as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company’s recurring losses from operations and cash flow deficit raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG

Hong Kong, China

May 11, 2012

WISCO WIRECO WIRE ROPE CO., LTD.

Balance Sheets

(Amounts in thousands)

	December 31,
	2011	2010
	RMB	RMB
ASSETS

Current assets:
Cash	5,848	5,078
Pledged bank deposits	3,542	942
Accounts receivable, net	11,188	7,738
Notes receivable	15,521	4,443
Inventories, net	55,588	49,011
Other current assets	6,999	6,896
Amounts due from related parties	798	18,059
Value added tax recoverable	12,047	23,045

Total current assets	111,531	115,212

Property, plant and equipment, net	1,031,884	1,101,478
Land use rights, net	21,326	21,803
Value added tax recoverable	102,627	90,018

Total assets	1,267,368	1,328,511

LIABILITIES AND EQUITY OWNERS’ EQUITY

Current liabilities:
Accounts payable	16,530	16,719
Other payables	62,489	71,778
Amounts due to related parties	128,843	93,434
Accrued payroll and staff related expenses	2,013	1,990
Short-term bank borrowings	297,000	346,900
Long-term bank borrowings, current portion	547,400	602,400

Total current liabilities	1,054,275	1,133,221

Long-term bank borrowings	140,700	30,000

Total liabilities	1,194,975	1,163,221

Equity owners’ equity:
Registered capital	471,079	375,110
Accumulated deficit	(398,686)	(209,820)

Total equity owners’ equity	72,393	165,290

Total liabilities and equity owners’ equity	1,267,368	1,328,511

See accompanying notes to financial statements.

WISCO WIRECO WIRE ROPE CO., LTD.

Statements of Operations

(Amounts in thousands)

	Year ended December 31,
	2011	2010	2009
	RMB	RMB	RMB
Net sales:
External customers	73,334	44,889	19,392
Related parties	29,910	28,994	—

Total net sales	103,244	73,883	19,392

Cost of products sold	(170,346)	(143,940)	(51,530)

Gross loss	(67,102)	(70,057)	(32,138)

Operating expenses:
Selling and marketing expenses	(13,138)	(5,120)	(4,201)
General and administrative expenses	(20,920)	(24,623)	(19,214)

Total operating expenses	(34,058)	(29,743)	(23,415)

Operating loss	(101,160)	(99,800)	(55,553)

Other (expenses) / income:
Loss on write-off of construction in progress	(24,150)	—	—
Interest (expense)/income, net	(66,721)	(17,815)	155
Foreign currency exchange gain / (loss), net	3,283	(2,097)	4,329
Other expenses, net	(118)	(191)	(583)

Total other (expenses) / income	(87,706)	(20,103)	3,901

Loss before income taxes	(188,866)	(119,903)	(51,652)

Income taxes	—	—	—

Net loss	(188,866)	(119,903)	(51,652)

See accompanying notes to financial statements.

WISCO WIRECO WIRE ROPE CO., LTD.

Statements of Equity Owners’ Equity

(Amounts in thousands)

	Registered	Accumulated
	capital	deficit	Equity
	RMB	RMB	RMB
Balance, December 31, 2008 (unaudited)	375,110	(38,265)	336,845

Net loss	—	(51,652)	(51,652)

Balance, December 31, 2009	375,110	(89,917)	285,193

Net loss	—	(119,903)	(119,903)

Balance, December 31, 2010	375,110	(209,820)	165,290

Capital contributions from equity owner	95,969	—	95,969

Net loss	—	(188,866)	(188,866)

Balance, December 31, 2011	471,079	(398,686)	72,393

See accompanying notes to financial statements.

WISCO WIRECO WIRE ROPE CO., LTD.

Statements of Cash Flows

(Amounts in thousands)

	Year ended December 31,
	2011	2010	2009
	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(188,866)	(119,903)	(51,652)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	55,045	19,577	3,099
Amortization	477	476	479
Inventory write-down	3,008	11,233	25,007
(Reversal)/provision of doubtful accounts	(529)	1,583	1,143
Loss on write-off of construction in progress	24,150	—	—
Loss on disposal of property, plant and equipment	—	—	222

Changes in operating assets and liabilities
Accounts receivable	(2,921)	(5,222)	(5,242)
Notes receivable	(11,078)	(3,263)	(1,180)
Pledged bank deposits related to purchase of inventory	(1,700)	—	—
Inventories	(9,585)	1,604	(71,362)
Other current assets	(85)	(4,668)	(385)
Amounts due from related parties	17,261	(17,414)	5,310
Value added tax recoverable	(1,611)	(7,699)	(101,812)
Accounts payable	(189)	9,856	6,617
Other payables	1,520	2,170	11,503
Amounts due to related parties	24,944	59,545	4,084
Accrued payroll and staff related expenses	23	24	791

Net cash used in operating activities	(90,136)	(52,101)	(173,378)

Cash flows from investing activities:
Purchases of property, plant and equipment	(9,963)	(28,157)	(130,375)
Disposal of property, plant and equipment	—	—	20
Pledged bank deposits related to purchase of property, plant and equipment	(900)	(3,039)	(46,861)

Net cash used in investing activities	(10,863)	(31,196)	(177,216)

See accompanying notes to financial statements.

WISCO WIRECO WIRE ROPE CO., LTD.

Statements of Cash Flows (Continued)

(Amounts in thousands)

	Year ended December 31,
	2011	2010	2009
	RMB	RMB	RMB
Cash flows from financing activities:
Capital contributions from equity owner	95,969	—	—
Proceeds from short-term bank borrowings	317,000	346,900	226,000
Repayment of short-term bank borrowings	(366,900)	(226,000)	(65,000)
Proceeds from long-term bank borrowings	150,000	30,000	177,400
Repayment of long-term bank borrowings	(94,300)	(80,000)	—
Proceeds of borrowings from related party	547,000	281,000	—
Repayment of borrowings from related party	(547,000)	(281,000)	—

Net cash provided by financing activities	101,769	70,900	338,400

Net increase/(decrease) in cash	770	(12,397)	(12,194)

Cash at beginning of year	5,078	17,475	29,669

Cash at end of year	5,848	5,078	17,475

Supplemental disclosures of cash flow information:

Interest paid	66,503	52,892	41,327

Income taxes paid	—	—	—

Noncash investing activities:

Payables for acquisition of property, plant and equipment	5,080	56,050	66,480

Amounts due to related parties for acquisition of property, plant and equipment	4,521	16,852	17,492

Utilization of pledged bank deposits for acquisition of property, plant and equipment	—	14,717	51,867

See accompanying notes to financial statements.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

(1)	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Nature of Business and Company Information

The accompanying financial statements consist of the balance sheet of WISCO WireCo Wire Rope Co., Ltd. (“the Company”), and the related statements of operations, changes in equity owners’ equity, and cash flows.

The Company was established in accordance with the laws of the People’s Republic of China (“PRC”) on June 30, 2006 with an operating tenure of 50 years pursuant to a joint venture agreement dated June 12, 2006 entered into between Wuhan Jiangbei Iron and Steel Co., Ltd (“WISCO Jiangbei”), a wholly owned subsidiary of Wuhan Iron and Steel Company Group (“WISCO Group”), and WRCA Hong Kong Holding Company, Ltd., (“WRCA HK”), a wholly owned subsidiary of WireCo WorldGroup (Cayman) Inc. (“WireCo WorldGroup”), a global company that manufactures and sells wire ropes, high technology synthetic ropes, electromechanical cable wire and related products.

Since its inception through December 31, 2008, the Company was primarily engaged in the construction of its production facility (“the facility”) and installation of equipment within the facility. In 2009, a substantial portion of the remaining equipment was installed and the facility began producing a nominal amount of test products. In September 2010, the facility and the majority of related equipment were substantially complete and ready for their intended use.

The Company’s principal activities are the manufacturing and distribution of wire ropes to its customers in the PRC and international markets.

(b)	Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to generate revenue from the sale of its products, raise additional funds and renew its credit facilities with its lenders.

Certain conditions discussed below raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

The Company has experienced recurring losses since its inception and has an accumulated deficit of RMB 398,686 as of December 31, 2011. As of December 31, 2011, total current liabilities exceeded total current assets by RMB 942,744.

As discussed in Note 10, as of December 31, 2010 and 2011, the Company was in breach of the financial debt covenant of the long-term bank borrowings from its primary bank. The covenant requires the Company to maintain liabilities of less than 80% of total assets. Long-term bank borrowings of RMB 512,400 from its primary bank were classified as current liability due to the Company’s breach of the debt covenant.

The Company’s plans to improve its cash flow and liquidity position in order to manage its working capital requirements and meet its obligations and commitments when they fall due are described below:

On May 4, 2011, WRCA HK entered into an agreement (“Capital Increase Agreement”) with WISCO Jiangbei, which provided for RMB 95,969 (USD 15,000) of capital contributions by WRCA HK, in exchange for an increase in WRCA HK’s registered capital ownership percentage in the Company from 51% to 65%. The Capital Increase Agreement increased the registered capital of the Company from RMB 375,110 (USD 50,000) to RMB 471,079 (USD 65,000).

As discussed in Note 14, WISCO Jiangbei has historically provided interest-free funding to the Company to assist in the renewal of the Company’s short-term bank borrowings. WISCO Jiangbei has agreed to provide similar support to the Company in 2012, allowing it to renew its short-term bank borrowings in 2012 when they become due and assisting the Company to apply for the credit line renewal from other banks.

According to the Company’s Board of Directors’ Resolution dated February 23, 2012, WISCO Jiangbei has committed to provide a total of RMB 100,000 entrusted loans in 2012 to the Company for its payment of interest on bank loans and to meet its working capital requirements. As of May 11, 2012, RMB 80,000 of the total RMB 100,000 entrusted loans has been made available to the Company.

Management is currently negotiating with its primary bank to restructure its long-term bank borrowings to further defer principal payments and modify the debt covenants. As of May 11, 2012, no agreement has been reached.

Based on the forecasted operating cash flows, expected entrusted loans of RMB 100,000 from WISCO Jiangbei, expected renewal of bank borrowings, and expected restructuring of its debt with its primary bank, management believes the Company will be able to meet its commitments and liabilities as they fall due for a period extending at least one year beyond the date of the financial statements. However, as with all assumptions in regard to future events, they are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realized. In particular, there are significant uncertainties that the Company’s lenders will restructure, maintain or renew the current credit facilities with the Company in light of the current tightened lending environment in the PRC. In addition, the operating cash flows forecast is highly dependent upon the sale of the Company’s products, which depends on the economic conditions and overall demand for its products in the industries it serves.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include useful lives of property, plant and equipment, the recoverability of property, plant and equipment, allowance for doubtful accounts and sales returns, the realizability of inventory, and valuation allowance for deferred tax assets. Actual results could differ from these estimates.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

(d)	Cash

Cash consists of cash on hand and cash at bank. As of December 31, 2011 and 2010, RMB 5,842 and RMB 5,054, respectively, in cash were held in major financial institutions located in the PRC. Management believes these major financial institutions have acceptable credit rating.

(e)	Pledged Bank Deposits

Pledged bank deposits represent amounts held by financial institutions, which are not available for the Company’s use, as security for issuance of bills and letters of credit for purchases of equipment or inventory. Pledged bank deposits are reported within cash flows from investing activities or cash flows from operating activities in the statement of cash flows according to their intended use.

(f)	Accounts Receivable

Accounts receivable primarily represent amounts due from customers, that are recorded at the invoiced amount and do not bear interest. Management reviews its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectibility of the balance. In evaluating the collectibility of an accounts receivable balance, management considers various factors, including the age of the balance, customer specific facts and economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(g)	Notes Receivable

Notes receivable represent short-term notes receivable issued by a financial institution that entitles the Company to receive the full face amount from the financial institution at maturity, which is generally 3 to 6 months from the date of issuance. Historically, the Company has experienced no losses on notes receivable.

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs based on normal operating capacity.

(i)	Property, Plant and Equipment

Construction in progress is recognized based on actual cost incurred and includes direct costs of construction and capitalized interest on related borrowed funds during the period of construction. Construction in progress is transferred to fixed assets and depreciated when the asset is completed and ready for its intended use.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated
useful life
Building and improvements	7-40 years
Machinery and equipment	5-20 years
Electronic equipment and furniture	3-5 years
Transportation equipment	5 years

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and improvements that extend the useful life of the property, plant and equipment are capitalized as additions to the related assets. Retirement, sales and disposals of property, plant and equipment are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the statements of operations.

(j)	Land Use Rights

Land use rights represent the exclusive right to occupy and use the land in the PRC for a specified contractual term. Land use rights are recorded at cost and charged to expense on a straight-line basis over the term of the land use rights of 49 years.

(k)	Capitalization of Interest

Capitalization of interest directly attributable to the construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. The capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use. Interest earned on the investment of borrowed funds are not offset against interest costs incurred during the period.

When major construction projects are completed, the associated capitalized interest is depreciated or amortized over the estimated useful life of the corresponding qualifying assets.

(l)	Impairment of Long-Lived Assets

The Company evaluates its long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets.

(m)	Revenue Recognition

The Company recognizes revenues, when the product has been delivered, which is the point the customer takes ownership and assumes risk of loss, collection of relevant receivable is reasonably assured, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Written sales agreements or customer purchase orders, which specify price, products, and quantity, are used as evidence of an arrangement.

For domestic sales, the majority of the Company’s contracts provide that products are considered delivered when they reach the customer’s destination and acceptance is signed by the customer. For export sales, products are considered delivered when the goods have been loaded on the ship at the port of shipment, after which the customer bears all costs and risks of loss or damage to the goods.

Revenue is recognized net of all value-added taxes imposed by governmental authorities.

(n)	Cost of Products Sold

Cost of products sold represent the costs and expense necessary to manufacture the finished rope product, including the costs of raw materials and supplies, direct manufacturing and contract labor, and overhead expenses.

(o)	Income Taxes

The Company recognizes in its financial statements the benefit of a tax position if a tax return position or future tax position is “more likely than not” to prevail, which is defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position. Tax positions that meet the “more likely than not” threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company has elected to classify interest and penalties related to unrecognized tax benefit, if and when required, as part of income tax expense in the Statements of Operations.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the Statements of Operations in the period that includes the enactment date.

(p)	Fair Value of Financial Instruments

The Company’s principal financial instruments comprise short and long-term bank borrowings, cash and pledged bank deposits. The main purpose of these financial instruments is to finance the Company’s capital expenditures and operations. The Company has other financial assets and liabilities consisting of accounts receivable, notes receivable, other current assets, accounts payable, other payables, accrued payroll and staff related expenses, and amounts due from/to related parties.

The carrying amounts of cash, pledged bank deposits, accounts receivable, notes receivable, other current assets, accounts payable, other payables, accrued payroll and staff related expenses, amounts due from/to related parties and short-term bank borrowings as of December 31, 2011 and 2010 approximate fair value because of the short maturity of these instruments. The carrying values of the long-term borrowings approximate their fair values as the borrowings bear variable interest rates that approximate the interest rates currently offered for similar debt instruments of comparable maturities.

(q)	Recently Issued Accounting Standards

In June 2011, the FASB issued Accounting Standard Update (“ASU”) 2011-05, Comprehensive income (Topic 220), Presentation of Comprehensive Income. ASU 2011-05 increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For nonpublic entities, the ASU is effective for fiscal years ending after December 15, 2012. Early adoption is permitted. Management believes the adoption of ASU 2011-05 will not have a significant impact on the Company’s financial position, result of operations or cash flows.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

(2)	ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 2011 and 2010 consist of the following:

	2011	2010
	RMB	RMB
Accounts receivable	13,385	10,464
Allowance for doubtful debts	(2,197)	(2,726)

Accounts receivable, net	11,188	7,738

The movement in the allowance for doubtful accounts against accounts receivable was as follows:

	2011	2010
	RMB	RMB
As of January 1	(2,726)	(1,143)
Amounts reversed / (charged) to administrative expense	529	(1,583)

As of December 31	(2,197)	(2,726)

(3)	INVENTORIES, NET

Inventories at December 31, 2011 and 2010 consist of the following:

	2011	2010
	RMB	RMB
Raw materials	11,481	12,871
Work in progress	18,795	10,695
Finished goods	25,312	25,445

Inventories, net	55,588	49,011

Inventory write-down of RMB 3,008 and RMB 11,233 were recorded in cost of products sold during the years ended December 31, 2011 and 2010, respectively.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

(4)	OTHER CURRENT ASSETS

Other current assets at December 31, 2011 and 2010 consist of the following:

	2011	2010
	RMB	RMB
Prepaid expenses	6,357	6,421
Other receivables	642	475

	6,999	6,896

Other receivables primarily represent staff borrowings and rental deposits.

(5)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at December 31, 2011 and 2010:

	2011	2010
	RMB	RMB
Building and improvements	264,003	263,718
Machinery and equipment	832,634	825,032
Electronic equipment and furniture	8,880	8,356
Transportation equipment	858	858

	1,106,375	1,097,964
Accumulated depreciation	(77,957)	(22,912)

	1,028,418	1,075,052
Construction in progress	3,466	26,426

Property, plant and equipment, net	1,031,884	1,101,478

The depreciation expense for the years ended December 31, 2011, 2010, and 2009 was RMB 55,045, RMB 19,577, and RMB 3,099, respectively.

As of December 31, 2011 and 2010, the Company pledged its equipment and production facility with a carrying amount of RMB 947,340 and RMB 779,058, respectively, as security for short-term and long-term bank borrowings (see note 10 to the financial statements).

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

For the years ended December 31, 2011, 2010 and 2009, the total gross interest expense was RMB 66,767, RMB 53,127, and RMB 41,378, respectively. Interest capitalized was nil, RMB 35,243 and RMB 41,378 for the years ended December 31, 2011, 2010 and 2009, respectively.

During 2011, machinery and equipment with carrying amount of RMB 24,150 were damaged prior to being put into service and were thus written off. The Company determined there were no impairment of its other property, plant and equipment as of December 31, 2011 and 2010.

(6)	LAND USE RIGHTS

As of December 31, 2011 and 2010, the Company pledged its land use rights with a carrying amount of RMB 21,326 and RMB 21,803, respectively, as security for short-term and long-term bank borrowings (see note 10 to the financial statements).

(7)	VALUE-ADDED TAX RECOVERABLE

Value-added tax (“VAT”) recoverable as at December 31, 2011 and 2010 relates to input VAT arising from purchases of property, plant and equipment of RMB 96,973 and RMB 95,448 and inventories of RMB 17,701 and RMB 17,615, respectively. The value-added tax paid will be recovered through VAT collection on subsequent sales of products and assets by the Company. There is no expiration period for value-added tax recoverable in PRC.

(8)	EMPLOYEE BENEFITS

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. The Company is required to make contributions to the state-sponsored plans based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations. The total amounts for such employee benefits were RMB 3,290, RMB 3,461, and RMB 2,233 for the years ended December 31, 2011, 2010, and 2009, respectively. In October 2011, the Company laid off 200 people for restructuring its operations and has incurred severance expenses of RMB 1,357 and settled all the severance payables as of December 31, 2011.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

(9)	OTHER PAYABLES

Other payables at December 31, 2011 and 2010 consist of the following:

	2011	2010
	RMB	RMB
Payables for acquisition of property, plant and equipment	45,241	56,050
Bills issued to suppliers	2,600	—
Freight	1,540	2,384
Advances from customers	2,607	2,945
Interest	1,889	1,625
Taxes, other than income taxes	2,864	984
Others	5,748	7,790

Total other payables	62,489	71,778

Others primarily represent audit and consultation fee payables, facility expense payables, utility payables, and other miscellaneous payables.

(10)	BANK BORROWINGS

(a)	Short-term bank borrowings

The components of short-term bank borrowings at December 31, 2011 and 2010 were as follows:

	2011	2010
	RMB	RMB
Borrowings from banks	277,000	346,900
Entrusted loan	20,000	—

Total short-term bank borrowings	297,000	346,900

Borrowings from banks

The Company has short-term borrowings from banks outstanding as of December 31, 2011 and 2010 amounting to RMB 277,000 and RMB 346,900, respectively. As of December 31, 2011 and 2010, the Company’s short-term bank borrowings carried a weighted average annual interest rate of 6.141% and 5.406%, respectively, with interest payable monthly or quarterly. The short-term bank borrowings mature at various dates within one year and do not contain any provision or any requirement for the maintenance of financial covenants.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

As of December 31, 2011, short-term bank borrowings amounting to RMB 50,000 are collateralized by the Company’s land use rights, and property, plant and equipment (see notes 5 and 6 to the financial statements).

Entrusted loan

WISCO Jiangbei has entrusted WISCO Finance Corporation, an affiliate of WISCO Jiangbei, to provide entrusted loans of RMB 20,000 to the Company in December 2011. The entrusted loan has a one-year maturity period carrying an interest rate of 6.56% per annum.

(b)	Long-term bank borrowings

The components of long-term bank borrowings at December 31, 2011 and 2010 were as follows:

	2011	2010
	RMB	RMB
Collateralized bank loans from primary bank	512,400	512,400
Uncollateralized bank loans from other banks	175,700	120,000

Total long-term bank borrowings	688,100	632,400
Less: current portion	(547,400)	(602,400)

Long-term bank borrowings, excluding current portion	140,700	30,000

Collateralized bank loans from primary bank

The Company has long-term bank borrowings of RMB 512,400 from its primary bank as of December 31, 2011 and 2010. The long-term bank borrowings carry a variable interest rate at the prevailing base lending rate set by the People’s Bank of China and are repayable in 2011 to 2013. The weighted average effective interest rate of the long-term bank borrowings was 6.725% as of December 31, 2011 and 5.571% as of December 31, 2010 with interest payable quarterly. The long-term bank borrowings are collateralized by the Company’s land use rights, property, plant and equipment (see notes 5 and 6 to the financial statements). The borrowing agreement contains a financial covenant which requires the Company to maintain liabilities of less than 80% of total assets.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

As of December 31, 2010, the Company was not able to comply with the financial covenant as total liabilities exceeded 80% of total assets. As a result of the breach of the covenant, the bank has the right (i) to require the Company to increase its capital base; (ii) to require the Company to provide additional guarantees; or (iii) to serve notice to the Company to declare all the bank borrowings due by the Company to be immediately due and repayable.

On April 20, 2011, the Company entered into the Supplemental Agreement with its primary bank, which defers the principal payments of the borrowings and the compliance with the aforementioned financial debt covenant until 2013. The effectiveness of the Supplemental Agreement with the Company’s primary bank was contingent upon the completion and funding of the USD 15,000 capital contribution from WRCA HK within 30 working days following the receipt of the final government approval. The capital contribution was funded on September 30, 2011, two days following the 30 working day requirement. As of December 31, 2011, the Company was not in compliance with the 80% debt to asset covenant with its primary bank, and hence, the long-term bank borrowings of RMB 512,400 have been classified as current liabilities in the balance sheet as of December 31, 2011.

Management is currently negotiating with its primary bank to restructure its long-term bank borrowings to further defer principal payments and modify the debt covenants. As of May 11, 2012, no agreement has been reached.

Uncollateralized bank loans from other banks

The Company has long-term bank borrowings of RMB 175,700 and RMB 120,000 from other banks as of December 31, 2011 and 2010, respectively. The weighted average effective interest rate of the long-term bank borrowings was 6.529% as of December 31, 2011 and 5.513% as of December 31, 2010 with interest payable quarterly. The long-term bank borrowings from other banks do not contain any requirement for the maintenance of financial covenants. As of December 31, 2011, the principal amount due in 2012, 2013 and 2014 amounted to RMB 35,000, RMB 96,700 and RMB 44,000 respectively.

(11)	INCOME TAXES

The Company is subject to PRC income tax. The Company, being a manufacturing foreign investment enterprise, was granted a two-year exemption followed by three-year 50% reduction in the income tax rate starting from its first profit-making year from a PRC tax perspective (“the 2+3 tax holiday”) under the relevant PRC tax regulations effective prior to January 1, 2008.

The new PRC Corporate Income Tax Law (“the new tax law”) was passed at the fifth Plenary Session of the tenth National People’s Congress of the PRC on March 16, 2007. The statutory income tax rate under the new tax law is 25% and is effective from January 1, 2008 onwards.

The new tax law and its relevant regulations grandfather the 2+3 tax holiday previously enjoyed by the Company until it expires. Accordingly, the Company was exempt from income tax for 2008 and 2009, and is subject to income tax at 12.5% from 2010 to 2012 and at 25% from 2013 onwards.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

The primary difference between the PRC statutory income tax rate of 25% (benefit) and the Company’s effective tax rate of 0% for the years ended December 31, 2011 and 2010 is the effect of full valuation allowances provided against the Company’s deferred tax assets.

	2011	2010
	RMB	RMB
Gross deferred tax assets	96,680	47,433
Less: Valuation allowances	(96,680)	(47,433)

Net deferred tax assets	—	—

Deferred tax assets arise from tax loss carryforwards and deductible temporary differences on allowance for doubtful accounts, inventory write-down, property, plant and equipment, and accrued payroll.

The increases in valuation allowances for the years ended December 31, 2011 and 2010 were RMB 49,247 and RMB 27,479, respectively. As of December 31, 2011 and 2010, full valuation allowances were provided against deferred tax assets of the Company in view of its cumulative losses. As of December 31, 2011, the Company had tax losses carryforwards of RMB 137,005, of which, if unused, RMB 33,953, RMB 45,376 and RMB 57,676 will expire in 2014, 2015 and 2016, respectively.

As of January 1, 2009 and for each of the years ended December 31, 2009, 2010 and 2011, the Company did not have any unrecognized tax benefits, and therefore no interest or penalties related to unrecognized tax benefits were accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company files income tax returns in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The PRC tax returns for the Company are open to examination by the PRC tax authorities for the tax years beginning in 2006.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

(12)	REGISTERED CAPITAL

Registered capital at December 31, 2011 and 2010 consist of the following:

	2011	2010
	RMB	RMB
WISCO Jiangbei	183,804	183,804
WRCA HK	287,275	191,306

	471,079	375,110

As of December 31, 2011, the Company’s registered capital is RMB 471,079 (USD 65,000).

On May 4, 2011, WRCA HK entered into the Capital Increase Agreement with WISCO Jiangbei, which provided for a RMB 95,969 (USD 15,000) capital contributions by WRCA HK, in exchange for an increase in WRCA HK’s registered capital ownership percentage in the Company from 51% to 65%. The RMB 95,969 (USD 15,000) was received in 2011. The Company’s registered capital was increased to RMB 471,079 (USD 65,000).

(13)	SIGNIFICANT CONCENTRATIONS AND RISKS

(a)	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk are primarily accounts receivable and notes receivable. Accounts receivable and notes receivable are typically unsecured and derived from revenue earned from customers. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company maintains an allowance for estimated credit losses and credit losses have generally been within its expectations.

(b)	Currency Convertibility Risk

A significant portion of the Company’s business is transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

(c)	Concentration of Interest Rate Risk

Interest rate risk is the risk that the fair value and future cash flows resulting from a financial instrument will fluctuate because of changes in market interest rates. The Company’s risk exposure to movements in market interest rates is mainly related to the Company’s bank borrowings bearing interest at floating rates. The Company’s policy is to minimize its interest cost using a mix of fixed and variable rate bank borrowings. As of December 31, 2011 and 2010, the Company’s fixed rate entrusted loan amounted to RMB 20,000 and nil, its fixed rate bank borrowings amounted to RMB 161,000 and RMB 125,000 and its floating rate bank borrowings amounted to RMB 804,100 and RMB 854,300, respectively.

(14)	RELATED PARTY TRANSACTIONS AND BALANCES

Name of Related Party	Relationship
WRCA HK	Investor
WISCO Jiangbei	Investor
WireCo WorldGroup	Ultimate holding company of WRCA HK
WISCO Group	Ultimate holding company of WISCO Jiangbei

(a)	Related Party Transactions

The Company has the following significant transactions with related parties.

	Notes		2011	2010	2009
			RMB	RMB	RMB
Sales of products to WireCo WorldGroup and its subsidiaries	(i	)	29,891	28,994	—
Sales of products to WISCO Group and its subsidiaries	(i	)	19	—	—
Technology licensing fees to WireCo WorldGroup	(ii	)	5,403	—	—
Purchases of materials from WISCO Group and its subsidiaries	(iii	)	799	21,340	39,260
Purchases of materials from WISCO Jiangbei	(iii	)	28,113	5,486	—

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

	Notes		2011	2010	2009
			RMB	RMB	RMB
Purchases of materials from WireCo WorldGroup and its subsidiaries	(iii	)	978	—	—
Purchases of equipment from WireCo WorldGroup and its subsidiaries	(iii	)	4,385	2,129	—
Purchases of equipment from WISCO Group and its subsidiaries	(iii	)	136	—	—
Purchases of power from WISCO Jiangbei	(iii	)	9,831	9,247	9,258
Purchases of power from WISCO Group and its subsidiaries	(iii	)	4,346	2,988	3,558
Subcontracting fees paid to WISCO Group and its subsidiaries	(iii	)	—	—	550
Other services provided by WISCO Group and its subsidiaries	(iii	)	653	103	104
Machinery and equipment acquisition paid on behalf by WireCo WorldGroup and its subsidiaries			5,944	—	—
Staff travelling and consulting expenses paid on behalf by WireCo WorldGroup and its subsidiaries			5,986	8,597	6,236
Borrowings from WISCO Jiangbei	(iv	)	547,000	281,000	—
Repayment of borrowings to WISCO Jiangbei	(iv	)	547,000	281,000	—
Entrusted loan from WISCO Jiangbei			20,000	—	—

(i)	Sales of products to its related parties were determined by mutual negotiations between the Company and its related parties.
(ii)	The Company entered into a technology license and support contract that provides for the payment of licensing fees to WireCo WorldGroup for the use of various proprietary information licenses and licensed technology. This agreement provides for payment of 3% of total sales revenue per annum through 2012, 2% of total sales revenue per annum for the years 2013 through 2016, and no fees thereafter. No payments were made in 2011, 2010 and 2009 between the Company and WireCo WorldGroup.

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

(iii)	Purchases of materials and power from and subcontracting fees paid to related parties were determined by mutual negotiations between the Company and its related parties.
(iv)	The borrowings were provided by WISCO Jiangbei to assist the Company to renew revolving short-term bank borrowings. The funds are used to repay the borrowings from the bank, following which the bank renews the bank borrowings. These borrowings are interest free and are normally repaid several days after the renewal of the short-term bank borrowings.

(b)	Amounts Due From/To Related Parties

The Company had the following amounts due from/to its related parties as of December 31:

	2011	2010
	RMB	RMB
Amounts due from related parties:

WISCO Group and its subsidiaries	535	265
WISCO Jiangbei	—	15,292
WireCo WorldGroup and subsidiaries	263	2,502

	798	18,059

Amounts due to related parties:

WISCO Group and its subsidiaries	31,488	31,657
WISCO Jiangbei	32,579	8,987
WireCo WorldGroup and subsidiaries	64,776	52,790

	128,843	93,434

Entrusted loan due to related parties:

WISCO Jiangbei	20,000	—

WISCO WIRECO WIRE ROPE CO., LTD.

Notes to Financial Statements

(Amounts in thousands)

(15)	CAPITAL COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business which are incidental to its operations. The Company currently maintains insurance coverage for certain risks, such as employer liability risks and workers’ compensation claims. In the opinion of management of the Company, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

(16)	SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date, through May 11, 2012, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.